FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Semi-annual report dated November 21, 2007 filed with the Japanese government and with each stock exchange in Japan on which securities of the registrant are listed. (English translation)

2.	New release issued on November 21, 2007, by the registrant, announcing the repurchase of a portion of its own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: /s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: November 29, 2007

[English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese

government pursuant to the Securities and Exchange

Law of Japan

For the six months ended

September 30, 2007

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2007	2006	2005	2007	2006
Net sales	4,525,305	4,389,494	4,259,213	9,108,170	8,894,329
Income before income taxes	187,641	232,474	154,111	439,144	371,312
Net income	105,122	115,123	64,407	217,185	154,410
Total stockholders’ equity	3,906,156	3,856,267	3,626,117	3,916,741	3,787,621
Total assets	7,567,302	7,992,025	8,089,991	7,896,958	7,964,640
Stockholders’ equity per share of common stock (yen)	1,842.45	1,758.51	1,635.76	1,824.89	1,714.22
Net income per share of common stock, basic (yen)	49.32	52.38	28.82	99.50	69.48
Net income per share of common stock, diluted (yen)	49.32	52.38	28.82	99.50	69.48
Stockholders’ equity / total assets (%)	51.6	48.3	44.8	49.6	47.6
Net cash provided by operating activities	181,689	197,651	190,212	532,557	575,418
Net cash provided by (used in) investing activities	15,517	(343,067)	274,381	(567,808)	407,091
Net cash used in financing activities	(106,943)	(127,797)	(187,681)	(427,703)	(524,568)
Cash and cash equivalents at end of period	1,222,517	1,407,706	1,455,714	1,236,639	1,667,396
Total employees (persons)	309,037	331,557	332,548	328,645	334,402

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

(2)	Principal Businesses

The Matsushita Group is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 570 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The Company’s business segment classifications consist of five segments, namely, “AVC Networks,” “Home Appliances,” “Components and Devices,” “MEW and PanaHome,” and “Other.” JVC and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

For production, Matsushita adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Matsushita’s products are sold through sales channels at several domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, with the aim of expanding international economic cooperation.

Certain MEW and PanaHome products are sold on a proprietary basis at home and abroad.

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment

Plasma, liquid crystal display (LCD) and cathode ray tube (CRT) TVs, DVD recorders/players, videocassette recorders (VCRs), camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD memory Cards and other recordable media, optical pickup, other electro-optic devices, etc.

Information and communications equipment

Personal computers (PCs), optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

The main group companies for AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech, s.r.o.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Refrigeration Company

Matsushita Ecology Systems Co., Ltd.

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Electronic Devices Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Panasonic Electronic Devices Corporation of America

Panasonic Electronic Devices Malaysia Sdn. Bhd.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

Other

Electronic-components-mounting machines, industrial robots, welding equipments, bicycles, imported materials and components, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Panasonic Factory Solutions Singapore Pte. Ltd.

Panasonic Welding Systems (Tangshan) Co., Ltd.

(3)	Changes in Subsidiaries and Associated Companies

Newly consolidated subsidiaries and associated companies, during the first fiscal half ended September 30, 2007, include the following companies.

As consolidated subsidiaries

Panasonic Finance (China) Co.Ltd.

Panasonic Electronic Devices (Beijing) Co., Ltd.

As an associated company

Victor Company of Japan, Ltd.*

*	Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

(4)	Number of Employees by Business Segment (as of September 30, 2007)

Business Segment	Number of employees
AVC Networks	100,582
Home Appliances	43,420
Components and Devices	77,295
MEW and PanaHome	60,877
Other	23,221
Corporate	3,642

Total	309,037

Note:	In total, the number of employees decreased by 19,608 from the end of last fiscal year. This is mainly because Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

II	The Business

(1)	Operating Results

During the first half ended September 30, 2007, the electronics industry faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, in fiscal 2008, ending March 31, 2008, the first year of the new mid-term management plan GP3, Matsushita is implementing initiatives to accelerate steady growth with profitability.

As part of such efforts, the Company continues to strengthen a new series of V-products, as a core of its growth strategy, to capture leading market shares and make a significant contribution to overall business results. In overseas businesses, Matsushita is implementing initiatives to strengthen marketing activities tailored to regional characteristics. In addition, Matsushita is striving to transform itself into a manufacturing-oriented company—one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Matsushita is promoting wider collaboration across business fields and operating regions in order to reinforce product design and quality, procurement, logistics, overseas sales and other areas of its operations.

During the first half, ended September 30, 2007, consolidated group sales increased 3% to 4,525.3 billion yen, compared with 4,389.5 billion yen in the same six-month period a year ago. Explaining the first half results, the Company cited sales gains in all product categories except JVC*.

Regarding earnings, the Company’s operating profit** for the first fiscal half increased 6% to 220.0 billion yen, from 207.4 billion yen in the comparable period a year ago, despite the effects from ever-intensified global price competition and rising raw materials prices. This improvement was due primarily to sales gains and the cost reduction efforts including materials costs and fixed costs, as well as the effects of a weaker yen.

In other income (deductions), the Company recorded 15.8 billion yen as expenses associated with the implementation of early retirement programs and also incurred expenditures on product quality. These factors, as well as the previous year’s gains of 27.3 billion yen on the sale of the investments regarding cable broadcasting business, led to pre-tax income of 187.6 billion yen, down 19% from 232.5 billion yen last year. Net income was also down 9% to 105.1 billion yen, as compared with 115.1 billion yen in the first half of the previous year.

*

Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007. Accordingly, sales of JVC from August 2007 to September 2007 are excluded from the consolidated group sales.

**	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

The Company’s first half consolidated results by business segment, as compared with prior year results, are summarized as follows:

AVC Networks

AVC Networks sales increased 7% to 2,059.6 billion yen, from the previous year’s first half. Sales of video and audio equipment increased from the previous year’s first half, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras. In information and communications equipment, strong sales of video broadcasting equipment, automotive electronics and mobile phones led to overall increased sales.

Segment profit increased 8% to 110.1 billion yen. This improvement was due mainly to the aforementioned sales increases of digital AV products, including flat-panel TVs and digital cameras, and information and communications equipment.

Home Appliances

Sales of Home Appliances increased 9% to 667.0 billion yen from the previous year’s first fiscal half, due mainly to a significant sales growth in air conditioners and compressors.

Segment profit decreased 6% to 37.3 billion yen. Although sales gains were recorded, rising raw materials prices and other negative factors led to lower profit in this segment.

Components and Devices

Sales of Components and Devices were up 4% to 712.3 billion yen from the same period a year ago. Favorable sales in semiconductors, general electronic components, batteries and motors led to overall increased sales in this category.

Segment profit was down 2% to 49.5 billion yen, due mainly to the effects from rising raw materials prices and ever-intensified global price competition.

MEW and PanaHome

Sales of MEW and PanaHome increased 5% to 937.2 billion yen from a year ago, due mainly to favorable sales in electrical construction materials and electronic and plastic materials.

Segment profit increased 26% to 41.1 billion yen, mainly as a result of sales increases and cost rationalization efforts.

JVC

Sales of JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 183.1 billion yen.

In terms of profitability, this segment recorded a loss of 9.7 billion yen, compared with a loss of 1.0 billion yen in the previous year’s first half.

Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

Other

Sales of Other totaled 765.2 billion yen, up 2% from the same period a year ago. Sales increases were recorded in factory automation equipment within this category.

Segment profit increased 9% to 34.9 billion yen, due mainly to sales gains and cost rationalization effects.

First-half Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit by region for the six months ended September 30, 2007.

Japan

Sales of companies in Japan amounted to 3,373.0 billion yen, mostly unchanged from the previous year’s first half. Although sales gains were recorded in digital cameras, automotive electronics equipment and cooking equipment, sales of JVC decreased as a result of a change in JVC from consolidated subsidiaries to associated companies under the equity method. Profit in this region amounted to 190.0 billion yen, slightly increased from the previous year.

Americas

In the Americas, while sales of digital cameras and general electronic components increased, overall sales decreased 6% to 640.2 billion yen from the same period a year ago, due mainly to sales declines in flat-panel TVs and the effect of the aforementioned change in JVC from consolidated subsidiaries to associated companies under the equity method. Profit in this region decreased 57% from the previous year’s first half to 6.1 billion yen, mainly as a result of sales downturns.

Europe

Sales in this region increased 8% to 598.3 billion yen, due mainly to favorable sales, especially in flat-panel TVs, digital cameras, air-conditioners and general electronic components. Profit in this region increased 36% to 9.3 billion yen, compared with the previous year’s first half. This improvement is due primarily to an increase in sales and cost rationalization.

Asia and Others

Sales of companies in Asia and Others were up 8% to 1,536.0 billion yen, due mainly to sales gains in flat-panel TVs, digital cameras, washing machines, compressors and general electronic components. Geographical profit increased 22% to 55.2 billion yen, due mainly to favorable sales and cost rationalization effects.

(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2008 first half amounted to 181.7 billion yen, down by 16.0 billion yen from the previous year’s first half. This was attributable mainly to an increase in trade receivables in the first half of fiscal 2008.

Cash flows from investing activities

Net cash provided by investing activities amounted to 15.5 billion yen, compared with net cash used in investing activities of 343.1 billion yen in the previous year’s first half. This movement from a year ago was due mainly to a decrease in time deposits by 188.2 billion yen, compared with the increase of the previous year’s first half in time deposits by 170.1 billion yen.

Cash flows from financing activities

Net cash used in financing activities amounted to 106.9 billion yen, down by 20.9 billion yen from the previous year’s first half. Despite an increase in repurchase of the Company’s common stock, proceeds from the issuance of common stock in its subsidiary and other factors led to overall decrease in cash outflows.

In addition to all these activities, cash and cash equivalents decreased by 93.4 billion yen, since JVC and its consolidated subsidiaries became Matsushita’s associated companies under the equity method from consolidated subsidiaries in the first fiscal half. Also, there was a negative effect of 10.9 billion yen for exchange rate changes. Accordingly, cash and cash equivalents amounted to 1,222.5 billion yen at the end of the first fiscal half, down 14.1 billion yen from the end of the last fiscal year (March 31, 2007).

(3)	Research and Development

Matsushita engages in a broad range of R&D activities, including nanotechnologies and other advanced research; digital network software technologies for AV equipment and next-generation mobile communications; component and device technologies such as plasma displays and system LSIs; environmental technologies realizing energy-saving / creating; and manufacturing technologies.

During the first half ended September 30, 2007, Matsushita executed initiatives to accelerate R&D focused on key development themes including full HD PDPs, Blu-ray disc recorders, the Integrated Platform, and household fuel cell cogeneration systems. And Matsushita enhanced R&D efficiency mainly by creating a common platform for technologies in different product segments and categories.

Matsushita’s R&D expenditures for the first half of fiscal 2008 totaled 279,916 million yen.

The following is the breakdown of R&D expenditures by business segment:

Business Segment	Yen (millions)
AVC Networks	143,349
Home Appliances	26,324
Components and Devices	57,363
MEW and PanaHome	31,689
JVC	12,213
Other	5,778
Other R&D expenditures	3,200

Total	279,916

III	Property, Plant and Equipment

(1)	Capital Investment*

During the first half ended September 30, 2007, the Company invested a total of 217,162 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as digital AV equipment and key components and devices. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
AVC Networks	100,138
Home Appliances	22,551
Components and Devices	67,081
MEW and PanaHome	18,801
JVC	3,002
Other	2,483

Subtotal	214,056
Corporate	3,106

Total	217,162

*	The above figures are calculated on an accrual basis.

The main emphasis of capital investment is as follows:

AVC Networks	:	New products in the digital AV and information equipment areas, increase of production capacity and rationalization of production

Home Appliances	:	New home appliance products and increase of production capacity

Components and Devices	:	New semiconductors and electronic components and increase of production capacity

MEW and PanaHome	:	New products in the lighting, building products and automation controls equipment areas and rationalization of production

JVC	:	New products and rationalization of production

Other	:	New products in the FA equipment area and rationalization of production

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2007: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2007: 258,740 million yen

(3)	Major Shareholders:

	As of September 30, 2007
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
Moxley & Co.	212,314	8.65%
The Master Trust Bank of Japan, Ltd. (trust account)	125,742	5.12
State Street Bank and Trust Co.	83,876	3.41
Japan Trustee Services Bank, Ltd. (trust account)	77,167	3.14
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,725	2.35
Sumitomo Life Insurance Co.	35,382	1.44
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,477	1.36
Tokio Marine & Nichido Fire Insurance Co.	25,171	1.02

Total of above top 10 shareholders	752,964	30.69%

Note:	1.	Figures less than one thousand shares are omitted, respectively, thereby the sum of the figures may differ from the total.

	2.	The Company holds 332,967 thousand shares (13.57% of total issued shares) of its own common stock.

(4)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2008:

	Yen
	April	May	June	July	August	September
High	2,485	2,575	2,585	2,470	2,210	2,180
Low	2,295	2,365	2,395	2,135	1,912	1,912

(5)	Change in Director

Yoshifumi Nishikawa retired as a Director of the Company (outside director), effective as of August 31, 2007.

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2007 and 2006 and March 31, 2007

	Yen (millions)
	September 30,		March 31,
Assets	2007	2006	2007
Current assets:
Cash and cash equivalents	1,222,517	1,407,706	1,236,639
Time deposits	36,738	171,118	225,458
Short-term investments (Note 3)	87,768	60,859	93,179
Trade receivables:
Notes	63,114	62,892	68,522
Accounts	1,038,314	1,104,761	1,101,549
Allowance for doubtful receivables	(25,843)	(37,249)	(29,061)

Net trade receivables	1,075,585	1,130,404	1,141,010

Inventories (Note 2)	934,967	1,036,870	949,399
Other current assets	544,954	593,005	553,164

Total current assets	3,902,529	4,399,962	4,198,849

Investments and advances (Note 3)	1,191,754	1,161,423	1,206,082
Property, plant and equipment (Note 5):
Land	310,949	382,871	371,154
Buildings	1,553,570	1,643,154	1,633,747
Machinery and equipment	3,006,750	3,155,406	3,126,397
Construction in progress	79,768	89,213	105,487

	4,951,037	5,270,644	5,236,785
Less accumulated depreciation	3,372,613	3,624,871	3,594,492

Net property, plant and equipment	1,578,424	1,645,773	1,642,293

Other assets:
Goodwill (Note 5)	416,736	415,006	379,324
Intangible assets (Note 5)	113,457	103,300	115,631
Other assets	364,402	266,561	354,779

Total other assets	894,595	784,867	849,734

	7,567,302	7,992,025	7,896,958

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2007 and 2006 and March 31, 2007

	Yen (millions)
	September 30,		March 31,
Liabilities, Minority Interests and Stockholders’ Equity	2007	2006	2007
Current liabilities:
Short-term borrowings, including current portion of long-term debt	97,053	315,143	223,190
Trade payables:
Notes	65,164	54,877	51,602
Accounts	816,812	905,861	883,375

Total trade payables	881,976	960,738	934,977

Accrued income taxes	67,052	53,711	61,524
Accrued payroll	131,339	138,801	139,719
Other accrued expenses	833,784	896,011	863,428
Deposits and advances from customers	83,536	88,829	83,676
Employees’ deposits	362	565	406
Other current liabilities	461,369	435,252	434,947

Total current liabilities	2,556,471	2,889,050	2,741,867

Noncurrent liabilities:
Long-term debt	206,799	263,005	226,780
Retirement and severance benefits	229,982	369,661	280,958
Other liabilities	167,483	111,741	179,458

Total noncurrent liabilities	604,264	744,407	687,196

Minority interests	500,411	502,301	551,154
Stockholders’ equity:
Common stock (Note 6)	258,740	258,740	258,740
Capital surplus	1,217,841	1,234,342	1,220,967
Legal reserve	90,020	88,342	88,588
Retained earnings	2,808,520	2,668,102	2,737,024
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(96,649)	(132,308)	(99,538)
Unrealized holding gains of available-for-sale securities (Note 3)	141,058	137,838	160,831
Unrealized gains of derivative instruments (Note 11)	1,052	138	862
Pension liability adjustments	42,913	—	44,942
Minimum pension liability adjustments	—	(14,764)	—

Total accumulated other comprehensive income (loss)	88,374	(9,096)	107,097

Treasury stock, at cost (Note 6)	(557,339)	(384,163)	(495,675)

Total stockholders’ equity	3,906,156	3,856,267	3,916,741
Commitments and contingent liabilities (Note 12)

	7,567,302	7,992,025	7,896,958

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Six months ended September 30, 2007 and 2006 and year ended March 31, 2007

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Revenues, costs and expenses:
Net sales	4,525,305	4,389,494	9,108,170
Cost of sales	(3,225,568)	(3,085,049)	(6,394,418)
Selling, general and administrative expenses	(1,079,743)	(1,097,054)	(2,254,211)
Interest income	17,315	11,860	30,553
Dividends received	5,568	4,150	7,597
Other income (Note 11)	36,763	70,435	114,545
Interest expense	(10,580)	(10,193)	(20,906)
Goodwill impairment (Note 5)	—	—	(30,496)
Other deductions (Notes 5, 10 and 11)	(81,419)	(51,169)	(121,690)

Income before income taxes	187,641	232,474	439,144

Provision for income taxes:
Current	76,474	61,319	119,465
Deferred	(5,610)	38,354	72,398

	70,864	99,673	191,863

Income before minority interests and equity in gains (losses) of associated companies	116,777	132,801	247,281

Minority interests	5,012	17,932	31,131

Equity in gains (losses) of associated companies	(6,643)	254	1,035

Net income	105,122	115,123	217,185

	Yen
Net income per share of common stock (Note 8):
Basic	49.32	52.38	99.50
Diluted	49.32	52.38	99.50

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Six months ended September 30, 2007 and 2006 and year ended March 31, 2007

	Yen (millions)
	Six months ended September 30, 2007
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,220,967	88,588	2,737,024	107,097	(495,675)	3,916,741
Gain from sale of treasury stock		35					35
Increase (decrease) mainly in capital transactions		(3,161)					(3,161)
Transfer from retained earnings			1,432	(1,432)			—
Cash dividends				(32,194)			(32,194)
Disclosure of comprehensive income (loss):
Net income				105,122			105,122
Translation adjustments					2,889		2,889
Unrealized holding gains (losses) of available-for-sale securities					(19,773)		(19,773)
Unrealized gains (losses) of derivative instruments					190		190
Pension liability adjustments					(2,029)		(2,029)

Total comprehensive income							86,399

Repurchase of common stock, net						(61,664)	(61,664)

Balances at end of period	258,740	1,217,841	90,020	2,808,520	88,374	(557,339)	3,906,156

	Yen (millions)
	Six months ended September 30, 2006
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,234,289	87,526	2,575,890	(26,119)	(342,705)	3,787,621
Gain from sale of treasury stock		53					53
Transfer from retained earnings			816	(816)			—
Cash dividends				(22,095)			(22,095)
Disclosure of comprehensive income (loss):
Net income				115,123			115,123
Translation adjustments					30,023		30,023
Unrealized holding gains (losses) of available-for-sale securities					(7,468)		(7,468)
Unrealized gains (losses) of derivative instruments					(1,188)		(1,188)
Minimum pension liability adjustments					(4,344)		(4,344)

Total comprehensive income							132,146

Repurchase of common stock, net						(41,458)	(41,458)

Balances at end of period	258,740	1,234,342	88,342	2,668,102	(9,096)	(384,163)	3,856,267

							(Continued )

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Six months ended September 30, 2007 and 2006 and year ended March 31, 2007

	Yen (millions)
	Year ended March 31, 2007
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,234,289	87,526	2,575,890	(26,119)	(342,705)	3,787,621
Gain from sale of treasury stock		96					96
Transfer from retained earnings			1,062	(1,062)			—
Cash dividends				(54,989)			(54,989)
Disclosure of comprehensive income (loss):
Net income				217,185			217,185
Translation adjustments					62,793		62,793
Unrealized holding gains (losses) of available-for-sale securities					15,525		15,525
Unrealized gains (losses) of derivative instruments					(464)		(464)
Minimum pension liability adjustments					(5,769)		(5,769)

Total comprehensive income							289,270

Adjustment to initially apply SFAS No.158, net of tax					61,131		61,131
Repurchase of common stock, net						(152,970)	(152,970)
Other		(13,418)					(13,418)

Balances at end of period	258,740	1,220,967	88,588	2,737,024	107,097	(495,675)	3,916,741

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2007 and 2006 and year ended March 31, 2007

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Cash flows from operating activities:
Net income	105,122	115,123	217,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,982	152,148	317,685
Net gain on sale of investments	(2,446)	(31,119)	(40,154)
Provision for doubtful receivables	2,869	3,633	3,203
Deferred income taxes	(5,610)	38,354	72,398
Write-down of investment securities (Note 10)	15,952	2,947	3,148
Impairment loss on long-lived assets (Note 5)	3,794	1,016	49,175
Minority interests	5,012	17,932	31,131
(Increase) decrease in trade receivables	(16,878)	30,129	50,012
(Increase) decrease in inventories	(84,362)	(105,153)	474
(Increase) decrease in other current assets	(13,614)	43,697	64,074
Increase (decrease) in trade payables	10,416	(19,314)	(61,630)
Increase (decrease) in accrued income taxes	7,081	2,486	9,773
Increase (decrease) in accrued expenses and other current liabilities	63,562	11,027	(39,774)
Increase (decrease) in retirement and severance benefits	(62,747)	(59,093)	(108,559)
Increase (decrease) in deposits and advances from customers	(8,723)	(4,039)	(12,223)
Other	6,279	(2,123)	(23,361)

Net cash provided by operating activities	181,689	197,651	532,557

Cash flows from investing activities:
Proceeds from sale of short-term investments	697	31,014	31,014
Purchase of short-term investments	—	(4,474)	(4,509)
Proceeds from disposition of investments and advances	88,063	56,817	142,074
Increase in investments and advances	(92,141)	(167,023)	(290,046)
Capital expenditures	(219,019)	(206,903)	(411,309)
Proceeds from disposals of property, plant and equipment	123,335	100,290	182,892
(Increase) decrease in time deposits	188,187	(170,117)	(223,801)
Purchase of shares of a newly consolidated subsidiary	(50,465)	—	—
Proceeds from sale of shares of subsidiaries and dividends received	—	40,548	40,548
Other	(23,140)	(23,219)	(34,671)

Net cash provided by (used in) investing activities	15,517	(343,067)	(567,808)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2007 and 2006 and year ended March 31, 2007

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(21,546)	(10,977)	(5,826)
Increase (decrease) in employees’ deposits	(44)	(13,507)	(13,951)
Proceeds from long-term debt	642	33,500	33,636
Repayments of long-term debt	(21,255)	(63,901)	(217,414)
Dividends paid	(32,194)	(22,095)	(54,989)
Dividends paid to minority interests	(10,783)	(9,412)	(16,285)
Repurchase of common stock	(61,789)	(41,562)	(153,179)
Sale of treasury stock	160	157	305
Proceeds from issuance of shares by subsidiaries	39,866	—	—

Net cash used in financing activities	(106,943)	(127,797)	(427,703)

Effect of exchange rate changes on cash and cash equivalents	(10,944)	13,523	32,197

Effect of changes in consolidated subsidiaries	(93,441)	—	—
Net increase (decrease) in cash and cash equivalents	(14,122)	(259,690)	(430,757)

Cash and cash equivalents at beginning of period	1,236,639	1,667,396	1,667,396

Cash and cash equivalents at end of period	1,222,517	1,407,706	1,236,639

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” and “PanaHome.” Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from August 2007. “Victor” and “JVC” were not included in the above trade names.

Sales for the six months ended September 30, 2007 were categorized as follows: AVC Networks—42%, (Video and audio equipment 19%, Information and communications equipment 23%), Home Appliances—14%, Components and Devices—13%, MEW and PanaHome*—19%, JVC—4%, and Other—8%. A sales breakdown by geographical market was as follows: Japan—48%, North and South America—15%, Europe—13%, and Asia and Others—24%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.”

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of income. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

(e)	Leases

The Company accounts for leases in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases.” Leases of the assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

(f)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with SFAS No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at period-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

Certain assets with a net book value of 1,527 million yen are collateralized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually based on assessment of current estimated fair value of the intangible asset. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Investments and Advances

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

Certain assets with a net book value of 4,963 million yen are collateralized.

(k)	Allowance for Doubtful Receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, which specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(l)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Advertising

Advertising costs are expensed as incurred.

(n)	Net Income per Share

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Impairment of Long-Lived Assets

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(r)	Restructuring Charges

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s)	Stock-Based Compensation

SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) addresses accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

The effect of adopting SFAS No. 123R using the modified prospective method for the six months ended September 30, 2006 and for the year ended March 31, 2007 was not material.

(t)	Segment Information

The Company accounts for segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(v)	Reclassifications

Certain reclassifications have been made to the notes to consolidated financial statements for the six months ended September 30, 2006 and for the year ended March 31, 2007 to conform with the presentation used for the six months ended September 30, 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at September 30, 2007 and 2006 and March 31, 2007 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2007	2006	2007
Finished goods	555,336	623,604	576,401
Work in process	135,554	144,020	126,134
Raw materials	244,077	269,246	246,864

	934,967	1,036,870	949,399

(3)	Investments in Securities

In accordance with SFAS No. 115, the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at September 30, 2007 and 2006 and March 31, 2007 are as follows:

	Yen (millions)
	September 30, 2007
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	87,354	87,518	164
Other	250	250	—

	87,604	87,768	164

Noncurrent:
Equity securities	335,391	613,078	277,687
Bonds	42,625	42,846	221
Other	6,625	6,648	23

	384,641	662,572	277,931

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2006
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	50,609	50,610	1
Other	10,249	10,249	—

	60,858	60,859	1

Noncurrent:
Equity securities	250,977	530,297	279,320
Bonds	132,502	132,995	493
Other	6,730	6,863	133

	390,209	670,155	279,946

	Yen (millions)
	March 31, 2007
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	82,840	82,930	90
Other	10,249	10,249	—

	93,089	93,179	90

Noncurrent:
Equity securities	293,314	607,271	313,957
Bonds	80,006	80,368	362
Other	6,715	6,852	137

	380,035	694,491	314,456

The aggregate cost of the Company’s cost method investments totaled 31,659 million yen, 32,510 million yen and 31,465 million yen at September 30, 2007 and 2006 and March 31, 2007, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company has operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2007 are as follows:

Yen (millions)
Due within 1 year	64,964
Due after 1 year within 2 years	44,282
Due after 2 years within 3 years	36,870
Due after 3 years within 4 years	39,188
Due after 4 years within 5 years	16,453
Thereafter	6,959

Total minimum lease payments	208,716

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 3,794 million yen of property, plant and equipment for the six months ended September 30, 2007.

The impairment losses mainly consist of the impairment of certain buildings and manufacturing facilities related to device business at an overseas subsidiary. Due to the reduction of business, the Company estimated the carrying amount of these assets would not be recovered by the future cash flows. The fair value was based on discounted estimated future cash flow.

Impairment losses of 2,983 million yen, 617 million yen and 194 million yen were related to “Components and Devices,” “MEW and PanaHome” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 1,016 million yen of property, plant and equipment for the six months ended September 30, 2006.

The impairment losses mainly consist of the impairment of certain manufacturing facilities used in connection with glass lenses and certain sensor at a domestic subsidiary. Due to the low profitability by reduction of the production and low sales with the delay of new product introduction compared to original plan, the Company estimated the carrying amount of these assets would not be recovered by the future cash flows. The fair value was based on discounted estimated future cash flow.

Impairment losses of 837 million yen, 153 million yen and 26 million yen were related to “Components and Devices,” “MEW and PanaHome” and the remaining segments, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company recognized impairment losses in the aggregate of 18,324 million yen of property, plant and equipment during fiscal 2007.

The Company closed a domestic factory that manufactured air conditioner devices and recorded an impairment loss related to buildings, and machinery and equipment, as the Company estimated that the carrying amounts would not be recovered by the discounted estimated future cash flows expected to result from their eventual disposition.

The Company also recorded impairment losses related to buildings, and machinery and equipment used in building equipment, and electronic and plastic materials of some domestic and overseas subsidiaries. The profitability of each subsidiary was expected to be low in the future and the Company estimated the carrying amounts would not be recovered by the future cash flows.

Impairment losses of 1,416 million yen, 3,901 million yen, 10,163 million yen, 1,571 million yen and 1,273 million yen were related to “Home Appliances,” “Components and Devices,” “MEW and PanaHome,” “Other” and the remaining segments, respectively.

The Company recognized an impairment loss of 27,299 million yen and 3,197 million yen during fiscal 2007 related to goodwill of a mobile communication subsidiary and Victor Company of Japan, Ltd., respectively. The Company recorded an impairment loss of 116 million yen of amortizing intangible assets in fiscal 2007. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of 239 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of September 30, 2007 and 2006 and March 31, 2007 are as follows:

	Number of shares
	September 30,		March 31,
	2007	2006	2007
Common stock:
Authorized	4,950,000,000	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497	2,453,053,497
Treasury stock	332,967,966	260,137,934	306,769,039

(7)	Net Assets per Share

Net assets per share as of September 30, 2007 and 2006 and March 31, 2007 are as follows:

	Yen
	September 30,		March 31,
	2007	2006	2007
Net assets per share	1,842.45	1,758.51	1,824.89

(8)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Net income available to common stockholders	105,122	115,123	217,185

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Average common shares outstanding	2,131,342,902	2,197,901,732	2,182,791,138
Dilutive effect of assumed conversions:
Stock options	4,569	17,912	13,858

Diluted common shares outstanding	2,131,347,471	2,197,919,644	2,182,804,996

	Yen
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Net income per share:
Basic	49.32	52.38	99.50
Diluted	49.32	52.38	99.50

(9)	Cash Dividends Paid per Share

Cash dividends per share paid during the six months ended September 30, 2007 and 2006 and during the year ended March 31, 2007 are as follows:

	Yen
	September 30,		March 31,
	2007	2006	2007
Cash dividends paid per share	15.00	10.00	25.00

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Supplementary Information to the Statements of Income and Cash Flows

Included in other deductions for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 are expenses of 15,839 million yen, 4,292 million yen and 14,198 million yen, respectively, associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries.

A write-down of 15,952 million yen, 2,947 million yen and 3,148 million yen on investment securities is included in other deductions for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007, respectively.

Foreign exchange gains and losses included in other deductions for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 are losses of 10,233 million yen, 11,842 million yen and 18,950 million yen, respectively.

Income taxes and interest expenses paid for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Cash paid:
Interest	10,786	11,217	22,202
Income taxes	69,393	58,736	109,692

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007. Amounts included in accumulated other comprehensive income (loss) at September 30, 2007 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(12)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At September 30, 2007, the maximum amount of undiscounted payments the Company would have to make in the event of default is 15,309 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2007 and 2006 and March 31, 2007 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2007, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 44,214 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2007 and 2006 and March 31, 2007 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contingent liabilities at September 30, 2007 for discounted export bills of exchange amounted to 12 million yen.

There are a number of legal actions against the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(13)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The health care business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. As a result of the transfer, the segment information of all prior periods has been reclassified to conform with the presentation for the six months ended September 30, 2007.

Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from August, 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Sales:
AVC Networks:
Customers	2,032,912	1,887,637	4,005,005
Intersegment	26,677	29,274	59,106

Total	2,059,589	1,916,911	4,064,111
Home Appliances:
Customers	569,974	524,771	1,063,033
Intersegment	97,033	85,186	184,103

Total	667,007	609,957	1,247,136
Components and Devices:
Customers	508,719	491,112	987,933
Intersegment	203,560	194,235	389,824

Total	712,279	685,347	1,377,757
MEW and PanaHome:
Customers	909,875	868,396	1,809,503
Intersegment	27,342	22,780	49,210

Total	937,217	891,176	1,858,713
JVC:
Customers	181,296	324,013	640,746
Intersegment	1,846	3,135	5,833

Total	183,142	327,148	646,579
Other:
Customers	322,529	293,565	601,950
Intersegment	442,634	457,506	882,026

Total	765,163	751,071	1,483,976
Eliminations	(799,092)	(792,116)	(1,570,102)

Consolidated total	4,525,305	4,389,494	9,108,170

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Segment profit:
AVC Networks	110,117	101,905	220,080
Home Appliances	37,269	39,842	83,084
Components and Devices	49,529	50,631	99,884
MEW and PanaHome	41,070	32,525	78,889
JVC	(9,672)	(1,000)	(5,659)
Other	34,934	31,908	60,500
Corporate and eliminations	(43,253)	(48,420)	(77,237)

Total segment profit	219,994	207,391	459,541

Interest income	17,315	11,860	30,553
Dividends received	5,568	4,150	7,597
Other income	36,763	70,435	114,545
Interest expense	(10,580)	(10,193)	(20,906)
Goodwill impairment	—	—	(30,496)
Other deductions	(81,419)	(51,169)	(121,690)

Consolidated income before income taxes	187,641	232,474	439,144

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Sales:
Japan	2,187,791	2,180,105	4,616,520
North and South America	657,970	696,923	1,381,104
Europe	604,917	566,141	1,217,931
Asia and Others	1,074,627	946,325	1,892,615

Consolidated total	4,525,305	4,389,494	9,108,170

United States of America included in North and South America	571,513	607,546	1,213,867

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2007	2006	2007
Sales:

Japan:
Customers	2,390,691	2,346,930	4,941,413
Intersegment	982,304	1,037,297	2,029,589

Total	3,372,995	3,384,227	6,971,002

North and South America:
Customers	632,006	673,379	1,335,631
Intersegment	8,176	10,801	21,654

Total	640,182	684,180	1,357,285

Europe:
Customers	579,248	538,277	1,162,795
Intersegment	19,129	15,532	47,201

Total	598,377	553,809	1,209,996

Asia and Others:
Customers	923,360	830,908	1,668,331
Intersegment	612,621	597,244	1,206,340

Total	1,535,981	1,428,152	2,874,671

Eliminations	(1,622,230)	(1,660,874)	(3,304,784)

Consolidated total	4,525,305	4,389,494	9,108,170

Geographical profit:
Japan	190,074	189,872	409,395
North and South America	6,077	13,974	22,500
Europe	9,284	6,850	13,903
Asia and Others	55,197	45,172	89,460
Corporate and eliminations	(40,638)	(48,477)	(75,717)

Consolidated total	219,994	207,391	459,541

November 21, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, November 21, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 31, 2007 and November 21, 2007

3.	Aggregate number of shares repurchased: 9,006,000 shares

4.	Aggregate repurchase amount: 19,999,390,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 27, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 27, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased:34,532,000 shares

•	Aggregate repurchase amount:79,996,560,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2007:

•	Total number of shares issued (excluding treasury stock): 2,120,085,531 shares

•	Treasury stock: 332,967,966 shares

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